Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Mesa Air Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

590479135

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 590479135	Schedule 13G	Page 1 of 6

1	Names of Reporting Persons American Airlines Group Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,500,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,500,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 10.5%
12	Type of Reporting Person CO

CUSIP No. 590479135	Schedule 13G	Page 2 of 6

1	Names of Reporting Persons American Airlines, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,500,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,500,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 10.5%
12	Type of Reporting Person CO

CUSIP No. 590479135	Schedule 13G	Page 3 of 6

ITEM 1.    (a)        Name of Issuer:

Mesa Air Group, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

410 North 44th Street, Suite 700

Phoenix, AZ 85008

ITEM 2.    (a)        Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

American Airlines Group Inc.

American Airlines, Inc.

(b)	Address or Principal Business Office:

The address of each of the Reporting Persons is 4333 Amon Carter Boulevard, Fort Worth, TX 76155.

(c)	Citizenship of each Reporting Person is:

Each of the Reporting Persons is organized in the State of Delaware.

(d)	Title of Class of Securities:

Common Stock, no par value (“Common Stock”).

(e)	CUSIP Number:

590479135

ITEM 3.

Not applicable.

CUSIP No. 590479135	Schedule 13G	Page 4 of 6

ITEM 4.    Ownership.

(a)-(c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2018, based upon 23,902,903 shares of Common Stock outstanding as of November 30, 2018.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
American Airlines Group Inc.	2,500,000	10.5%	0	2,500,000	0	2,500,000
American Airlines, Inc.	2,500,000	10.5%	0	2,500,000	0	2,500,000

American Airlines, Inc. is the record holder of 2,500,000 shares of Common Stock. American Airlines, Inc. is a wholly owned subsidiary of American Airlines Group Inc. As a result, American Airlines Group Inc. may be deemed to share beneficial ownership of the Common Stock held of record by American Airlines, Inc. American Airlines Group Inc. is a publicly traded company with common stock listed on the Nasdaq Global Select Market.

ITEM 5.    Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding  Company.

Not applicable.

ITEM 8.    Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.    Notice of Dissolution of Group.

Not applicable.

ITEM 10.  Certification.

Not applicable.

CUSIP No. 590479135	Schedule 13G	Page 5 of 6

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.

CUSIP No. 590479135	Schedule 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 18, 2019

AMERICAN AIRLINES GROUP INC.

By:	/s/ Stephen L. Johnson
Name:	Stephen L. Johnson
Title:	Executive Vice President – Corporate Affairs

AMERICAN AIRLINES, INC.

By:	/s/ Stephen L. Johnson
Name:	Stephen L. Johnson
Title:	Executive Vice President – Corporate Affairs